Exhibit 99.1

1. Purpose

The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Angkasa-X Holdings Corp. (the “Company”), a British Virgin Islands business company, is appointed by the Board to oversee:

1.	The integrity of the Company’s financial statements and financial reporting processes;

2.	The adequacy and effectiveness of the Company’s internal control over financial reporting (“ICFR”), disclosure controls and procedures, and internal audit function, including management’s annual assessment as required by Section 404 of the Sarbanes-Oxley Act of 2002;

3.	The qualifications, independence, and performance of the Company’s independent registered public accounting firm (the “external auditor”) and internal audit function;

4.	The Company’s compliance with applicable legal, regulatory, and stock exchange requirements, including the U.S. Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002, and NASDAQ Listing Rules;

5.	The Company’s enterprise risk management processes, including risks related to financial reporting, fraud, cybersecurity, data privacy, business continuity, and compliance;

6.	The Company’s ethics, whistleblower, and anti-fraud programs, including procedures for handling complaints and concerns regarding accounting, internal accounting controls, or auditing matters.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete, accurate, or in accordance with U.S. generally accepted accounting principles (“GAAP”). These responsibilities are those of management and the independent registered public accounting firm.

2. Authority

The Committee shall have the authority, without seeking Board approval, to:

1.	Retain, approve compensation for, and terminate independent legal, accounting, cybersecurity, data privacy, or other advisers as it deems necessary to fulfil its responsibilities;

2.	Conduct or authorize investigations into any matters within its scope of responsibilities;

3.	Have unrestricted access to Company records, personnel, and external advisers as necessary to fulfil its duties.

3. Funding

The Company shall provide the Committee with appropriate funding, as determined by the Committee, for payment of:

1.	Compensation to any independent registered public accounting firm engaged to provide audit, review, or attest services;

2.	Compensation to any independent legal, accounting, cybersecurity, or other advisers retained by the Committee;

3.	Ordinary administrative expenses of the Committee necessary or appropriate in carrying out its responsibilities.

4. Membership

The Committee shall consist of at least three (3) directors, each of whom shall meet the independence and other qualification requirements of:

●	NASDAQ Listing Rule 5605(c)(2)(A);

●	SEC Rule 10A-3 under the Exchange Act; and

●	Any other applicable U.S. laws, rules, and regulations.

Members shall be appointed and removed by the Board. The Board shall designate one member as Chairperson. All members must:

1.	Be financially literate, meaning they can read and understand fundamental financial statements;

2.	Not have participated in the preparation of the Company’s or its subsidiaries’ financial statements in the past three years;

3.	Have at least one member who qualifies as an “audit committee financial expert” under SEC rules (or disclose in the proxy if none).

In limited circumstances, the Board may appoint one non-independent director, subject to SEC and NASDAQ exceptions, provided that the appointment and its rationale are disclosed in the next annual proxy statement, and the member does not serve longer than two years or as Chair.

If a member ceases to be independent for reasons outside their control, they may remain on the Committee until the earlier of the next annual shareholders meeting or one year.

5. Duties and Responsibilities

(a) Financial Reporting Oversight

●	Review management’s process for financial reporting, including the integrity of financial statements and compliance with GAAP and SEC rules;

●	Oversee the Company’s ICFR and review management’s Section 404 reports and external auditor attestations;

●	Review half-yearly and annual reports (Form 6-K and 20-F) before filing;

●	Discuss risk management, including financial, cybersecurity, and data privacy risks;

●	Review earnings releases and non-GAAP disclosures;

●	Recommend to the Board the inclusion of audited financial statements in the Form 20-F;

●	Prepare the required audit committee report for the proxy statement.

(b) Oversight of Independent Registered Public Accounting Firm

●	Be directly responsible for the appointment, compensation, and oversight of the external auditor, who shall report directly to the Committee;

●	Review the external auditor’s independence disclosures under PCAOB standards;

●	Pre-approve all audit and non-audit services;

●	Review the external auditor’s quality control, inspection results, and any material issues;

●	Oversee lead audit partner rotation at least every five years;

●	Discuss audit scope, findings, and significant issues with the auditor;

●	Address any audit difficulties, disagreements with management, or restrictions on the auditor’s scope.

(c) Oversight of Internal Audit

●	Review and approve the internal audit plan, budget, and resources;

●	Review reports from the internal audit function and management’s responses;

●	Review the appointment or removal of the senior internal audit executive.

(d) Oversight of Legal and Regulatory Compliance

●	Monitor compliance with legal and regulatory requirements, including the Foreign Corrupt Practices Act;

●	Establish procedures for confidential, anonymous submission of complaints or concerns (whistleblower policy) in compliance with SEC Rule 10A-3(b)(3);

●	Review related party transactions for conflicts of interest;

●	Obtain assurances from the external auditor regarding compliance with Section 10A of the Exchange Act;

●	Oversee cybersecurity, data privacy, and technology risk management policies.

(e) Additional Responsibilities

●	Annually review and assess the adequacy of this Charter;

●	Evaluate the Committee’s own performance at least annually;

●	Report regularly to the Board;

●	Review legal matters with internal and external counsel that may impact financial statements or compliance;

●	Oversee the Company’s asset management and investment policies;

●	Review management’s response to fraud or misconduct involving significant control failures.

6. Whistleblower Oversight

●	Oversee the implementation of the whistleblower policy;

●	Ensure fair and independent investigation of whistleblower reports;

●	Review findings of investigations and ensure appropriate follow-up actions are taken.

7. Structure and Proceedings

(a) Meetings

●	Meet at least quarterly, or more frequently as deemed necessary;

●	Meetings may be held in person, by telephone, or electronically;

●	A majority of members shall constitute a quorum;

●	Written or electronic consents in lieu of meetings are permitted;

●	The Committee may meet in executive session without management or other attendees.

(b) Agenda and Minutes

●	The Chairperson shall prepare and distribute meeting agendas in advance;

●	Written minutes shall be maintained and filed with the Board’s records.

8. Review Process

This Charter was last approved by the Board on November 4th, 2024. The Committee shall review and assess the adequacy of this Charter at least annually and recommend any changes to the Board for approval.

9. Legal Limitation and Governing Law

While the Committee has the powers and responsibilities set forth in this Charter, it is not the duty of the Committee to prepare the Company’s financial statements, conduct audits, or guarantee compliance with applicable accounting standards. These functions are the responsibility of the Company’s management and the independent registered public accounting firm.

Nothing in this Charter is intended to limit or expand the fiduciary duties of the Committee or its members under the laws of the British Virgin Islands or to impose any additional fiduciary duties beyond those existing under applicable BVI law.

The Committee and its members may rely, in good faith, on information, opinions, reports, or statements, including financial statements and other financial data, prepared or presented by officers, employees, legal counsel, auditors, or other professional advisers of the Company, in accordance with Section 122 of the BVI Business Companies Act, 2004 (as amended).

10. References

(i) Sarbanes-Oxley Act of 2002

(ii) Securities Exchange Act of 1934, as amended

(iii) SEC Rule 10A-3

(iv) NASDAQ Listing Rule 5605(c)

(v) PCAOB Auditing Standards, including AS No. 1301

(vi) BVI Business Companies Act, 2004 (as amended)